DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Flowserve Corporation (“Flowserve”, “Company,” “we”, “us”, and “our”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (i) our common stock, par value $1.25 per share (our “common stock”) and (ii) our €500,000,000 1.250% Senior Notes due 2022 (the “notes”).

DESCRIPTION OF COMMON STOCK
The following summary description sets forth some of the general terms and provisions of our common stock. Because this is a summary description, it does not contain all of the information that may be important to you and is subject to, and qualified in its entirety by reference to, our restated certificate of incorporation (our “certificate of incorporation”) and our amended and restated by-laws (our “by-laws”), each of which has been incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K to which this description is an exhibit, and the applicable provisions of New York law.
General
Under our certificate of incorporation, Flowserve is authorized to issue up to 305,000,000 shares of our common stock and up to 1,000,000 shares of preferred stock, par value $1.00 per share (our “preferred stock”). All issued and outstanding shares of our common stock are fully paid and non-assessable. No shares of preferred stock are currently outstanding. Our board of directors is not classified. Our board of directors has the authority to adopt, amend and repeal by-laws.
No Preemptive, Redemption or Conversion Rights
Our common stock is not redeemable, is not subject to sinking fund provisions, and does not have any conversion rights. Holders of shares of common stock do not have preemptive rights to acquire newly issued shares.
Voting Rights
Subject to any special voting rights of any preferred stock, holders of our common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of Flowserve. Holders of our common stock do not have cumulative voting rights. Except as otherwise provided by law, at elections of directors at an annual or special meeting of shareholders at which a quorum is present, a director shall, except in a contested election, be elected by a majority of the votes cast in favor of or against such nominee by the holders of shares entitled to vote in the election. In a contested election, a director shall be elected by a plurality of the votes cast in favor of or against such nominee by the holders of shares entitled to vote in the election. Except as otherwise provided by law or our certificate of incorporation, any other action at an annual or special meeting of shareholders at which a quorum is present shall be authorized by a majority of the votes cast in favor of or against such action by the holders of shares entitled to vote thereon.
Dividend Rights
Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors, after payment of any dividends on any outstanding preferred stock and subject to limitations for dividends contained in certain of Flowserve’s outstanding debt instruments,
Liquidation, Dissolution or Similar Rights
Holders of our common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.
Preferred Stock
Under our certificate of incorporation, without further stockholder action, our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, and to establish or change the rights of the holders of such series, including voting rights, liquidation preferences, dividend rights, redemption rights, conversion or exchange rights, and sinking fund provisions. The issuance of such preferred stock could, among other things, (i) adversely affect the voting, dividend and liquidation rights with respect to our common stock, (ii) discourage an unsolicited proposal to acquire us, or (iii) facilitate a particular business combination involving us. Any of these actions, plus others described herein, could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.
Forum Selection Clause
Under our by-laws, unless Flowserve consents in writing to the selection of an alternative forum, the sole and exclusive forum for making certain types of claims shall be the Supreme Court in the City of New York or the District Court in Dallas, Texas (or, if the Supreme Court or District Court do not have jurisdiction, the federal district court for the Southern District of New York or the Northern District of Texas). This provision applies to (i) any derivative action or proceeding brought on behalf of Flowserve, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Flowserve to Flowserve or Flowserve’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the New York Business Corporation Law (the “NYBCL”) or our certificate of incorporation or by-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine.
Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, By-laws, and New York Law
Our by-laws provide that directors may be removed from office only for cause and only with the affirmative vote of the shareholders or the board of directors, and advance notice of shareholder nominations for the election of directors must be given in the manner provided by our by-laws.
In addition, our certificate of incorporation requires a two-thirds vote of the outstanding stock of Flowserve entitled to vote thereon to approve certain transactions with a Related Corporation (as defined in our certificate of incorporation).
Under the NYBCL, a “merger moratorium” statute would prohibit any business combination with an “interested shareholder” (as defined in the statute) for a five year period, unless the combination is approved by our board of directors. In addition, amendments which make changes relating to the capital stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class, or otherwise adversely affecting the rights of such class, must be approved by the majority vote of each class or series of stock affected, even if such stock would not otherwise have such voting rights.
The noted merger moratorium statute and the noted required supermajority shareholder vote and the other matters described above may make it more difficult to change the composition of our board of directors and may discourage or make difficult any attempt by a person or group to obtain control of Flowserve.
DESCRIPTION OF DEBT SECURITIES
The following description is only a summary of certain provisions of our €500,000,000 1.250% Senior Notes due 2022 (the “notes”) and the indenture (as defined below). As of February 12, 2020, €500,000,000 principal amount of the notes remain outstanding. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the indenture and those terms made a part of the indenture by reference to the TIA.
General
The notes were issued in March 2015 under the indenture dated as of September 11, 2012 (the “base indenture”) between us and U.S. Bank National Association, as trustee, as supplemented by a third supplemental indenture dated as of March 17, 2015 between us, the guarantors and the trustee (the “third supplemental indenture,” and together with the base indenture, the “indenture”). The notes constitute a separate series of our debt securities.
The notes are initially limited to €500,000,000 in aggregate principal amount. The indenture does not limit the amount of debt securities that we may issue under the indenture and provides that debt securities may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue additional debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first interest payment date) as, and ranking equally and ratably with, the notes. The indenture and the terms of the notes do not contain any covenants (other than those described herein) designed to afford holders of the notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the notes.
The notes will mature on March 17, 2022 and bear interest at an annual rate of 1.250% per year.
Interest on the notes accrues from March 17, 2015. Interest payments on the notes is paid annually on March 17 of each year, beginning on March 17, 2016, to holders of record at the close of business on the business day immediately preceding the interest payment date (whether or not that date is a business day) and on the maturity date. Interest on the notes will be computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes, to but excluding the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.
If any interest payment date would otherwise be a day that is not a business day, that interest payment date will be postponed to the next date that is a business day. If the maturity date of the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day. For purposes of the notes, “business day” shall mean a day on which commercial banks and foreign exchange markets are open for business in New York, London and in the place where any note is presented for payment (if presentation is applicable), and which is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System (TARGET2), or any successor thereto, is operating.
The notes will not be entitled to the benefit of any sinking fund.
The notes will be issued only in fully registered form without coupons and in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. The notes will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary for the accounts of Clearstream Banking, société anonyme or its successor (“Clearstream”) and Euroclear Bank, S.A./N.V. or its successor (“Euroclear”). Except as described under “Global notes, book-entry form,” the notes will not be issuable in certificated form.
Issuance in euro
All payments of interest and principal, including payments made upon any redemption of the notes, will be made in euros; provided that if the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. If the euro is unavailable to us, the amount payable on any date in euro will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, if the U.S. Federal Reserve Board has not mandated a rate of conversion, the rate will be determined in our sole discretion on the basis of the most recently available market exchange rate for the euro. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture. Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the forgoing.
Guarantees
Subject to the limitations described in the base indenture, each of our subsidiaries that from time to time is a guarantor under our primary bank credit facility (the “guarantors”) jointly and severally, fully, unconditionally and irrevocably guarantee (the “guarantees”) the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the principal of and interest on the notes and our obligations under the indenture.
The guarantee of a guarantor will be automatically and unconditionally released and discharged, without the consent of the holders of the notes, and no further action by us, any guarantor or the trustee shall be required for such release (unless we shall notify the trustee that no release and discharge shall occur as a result thereof) upon:

—
the sale or other disposition (including by way of consolidation or merger) of such guarantor to a person or entity other than us or any of our subsidiaries in a transaction or series of transactions not prohibited by the indenture;

—
the sale or other disposition of all or substantially all the assets of such guarantor to a person or entity other than us or any of our subsidiaries in a transaction or series of transactions not prohibited by the indenture;

—	our exercise of our legal or covenant defeasance option under the indenture or the discharge of our obligations under the indenture in accordance with the terms of the indenture; or

—	the delivery of an officer’s certificate to the trustee that such guarantor does not guarantee our obligations under our primary bank credit facility.
At any time after the issuance of the notes, including following any release of a guarantor from its guarantee, we will cause any of our subsidiaries that is a guarantor under our primary bank credit facility to execute and deliver to the trustee a supplemental indenture pursuant to which such subsidiary will guarantee payment of the notes on the same terms and conditions as those set forth in the indenture. Thereafter, such subsidiary shall be a guarantor for all purposes of the notes unless and until such guarantee is released in accordance with the provisions of the indenture.
Ranking
The notes and the guarantees are our and the guarantors’ respective senior unsecured obligations and rank equally in right of payment with all our and the guarantors’ respective existing and future senior unsecured indebtedness.
The notes and the guarantees rank senior in right of payment to all of our and the guarantors’ existing and future subordinated indebtedness.
The notes and the guarantees effectively rank junior to any future secured indebtedness incurred by us or any of the guarantors, to the extent of the value of the assets securing such indebtedness.
In addition, the notes and the guarantees effectively rank junior to all liabilities of our subsidiaries that are not guaranteeing the notes (excluding any amounts owed by such subsidiaries to us or any guarantor). We derive a portion of our operating income and cash flow from our investments in our subsidiaries that will not become guarantors. Claims of creditors of our subsidiaries that are not guaranteeing the notes generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our and the guarantors’ respective creditors, including holders of the notes. Accordingly, the notes and the guarantees will be structurally subordinated to creditors, including trade creditors and preferred stockholders, if any, other than us or any guarantor, of our subsidiaries that are not guaranteeing the notes.
Further issues
We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue additional debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first interest payment date) as, and ranking equally and ratably with, the notes. Any additional debt securities having such similar terms, together with the notes, will constitute a single series of securities under the indenture, including for purposes of voting and redemptions, and any additional debt securities issued as part of the same series as the notes will be fungible with the notes for United States federal income tax purposes. No such additional debt securities may be issued if an event of default has occurred and is continuing with respect to the notes.
Optional redemption
At any time prior to December 17, 2021 (the date that is three months prior to the maturity date of the notes), we will have the right to redeem the notes, in whole or in part from time to time, at our option, on at least 30 days’ but no more than 60 days’ prior written notice. We will not be responsible for giving notice to anyone other than the registered holder of the notes to be redeemed. Upon redemption of the notes, we will pay a redemption price equal to the greater of:

—	100% of the principal amount of the notes to be redeemed; and

—
the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL ICMA) at the Comparable Government Bond Rate (as defined below) plus 25 basis points.

At any time on or after December 17, 2021 (the date that is three months prior to the maturity date of the notes), we may redeem the notes, in whole or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.
In each case, we will also pay the accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a German government bond whose maturity is closest to the maturity of the notes to be redeemed, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.
“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank.
“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.
If less than all of the notes are to be redeemed, and the notes are global notes, the notes to be redeemed will be selected by Euroclear or Clearsteam in accordance with their standard procedures. If the notes to be redeemed are not global notes then held by Euroclear or Clearstream, the trustee will select notes to be redeemed on a pro rata basis, by lot, or by any other method the trustee deems fair and appropriate. If the notes are listed on any national securities exchange, Euroclear or Clearstream or the trustee, as applicable, will select notes in compliance with the requirements of the principal national securities exchange on which the notes are listed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.
We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Notes that we or they purchase may, at our discretion, be held, resold or canceled.
The notes are also subject to redemption prior to maturity if certain events occur involving U.S. taxation. If any of these special tax events do occur, the notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. See “Redemption for tax reasons.” Before the redemption date, we will deposit with the paying agent money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the notes to be redeemed on such date.
Payment of additional amounts
All payments of principal and interest on the notes by us will be made free and clear of and without withholding or deduction for or on account of any present or future tax, assessment or other governmental charge imposed by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), unless the withholding or deduction of such taxes, assessment or other government charge is required by law or the official interpretation or administration thereof. We will, subject to the exceptions and limitations set forth below, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by us of the principal of and interest on the notes to a holder who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), will not be less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1)
to the extent any tax, assessment or other governmental charge is imposed by reason of the holder (or the beneficial owner for whose benefit such holder holds such note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a)	being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;

(b)
having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the notes, the receipt of any payment or the enforcement of any rights hereunder), including being or having been a citizen or resident of the United States;

(c)
being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States income tax purposes, a private foundation or other tax-exempt organization or a corporation that has accumulated earnings to avoid U.S. federal income tax; or

(d)	being or having been a “10-percent shareholder” of the Company as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision;

(2)
to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3)
to the extent any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

(5)
to any estate, inheritance, gift, sales, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge, or excise tax imposed on the transfer of notes;

(6)
to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 on the taxation of savings income, or any law implementing or complying with or introduced in order to conform to, such directive;

(7)
to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note as a result of the presentation of any note for payment (where presentation is required) by or on behalf of a holder of notes, if such payment could have been made without such withholding by presenting the relevant note to at least one other paying agent in a member state of the European Union;

(8)
to the extent any tax, assessment or other governmental charge would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(9)
to any tax, assessment or other governmental charge imposed under Sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or

(10)	in the case of any combination of items (1), (2), (3), (4), (5), (6), (7), (8), and (9).
The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the notes. Except as specifically provided under this heading “Payment of additional amounts,” we will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
As used under this heading “Payment of additional amounts” and under the heading “Redemption for tax reasons”, the term “United States” means the United States of America, the states of the United States, and the District of Columbia, and the term “United States person” means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, or any estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Redemption for tax reasons
If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of the issuance of the notes, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described herein under the heading “Payment of additional amounts” with respect to the notes, then we may at any time at our option redeem, in whole, but not in part, the notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest on those notes to, but excluding, the redemption date.
Certain covenants
Limitation on liens
We will not, and will not permit any Material Subsidiary to, create, assume or permit to exist, any Lien, other than Permitted Liens, on any Principal Property, now owned or hereafter acquired by us or any Subsidiary, to secure Debt, without effectively providing concurrently that the notes are secured equally and ratably with such Debt, for so long as such Debt shall be so secured.
“Permitted Liens” means:

(1)	Liens existing on the date of the Indenture, or any Lien in favor of the trustee for the benefit of holders of the notes;

(2)	Liens in favor of us or any guarantor;

(3)
Liens on any property existing at the time we or a Material Subsidiary acquired or leased such property, including property acquired by us or a Material Subsidiary through a merger or similar transaction;

(4)
Liens on any Principal Property to secure all or part of the cost of acquisition, construction, development or improvement of such Principal Property, or to secure Debt incurred to provide funds for any such purposes, provided, that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 12 months after the later of (A) the completion of the acquisition, construction, development or improvement of such Principal Property and (B) the placing in operation of such Principal Property or of such Principal Property as so constructed, developed or improved;

(5)	Liens on property of any Person existing at the time such Person becomes a Material Subsidiary;

(6)
Liens imposed by law for taxes, assessments or charges of any governmental authority for claims which are not overdue for a period of more than 60 days, or to the extent that such Lien is being contested in good faith by appropriate actions and adequate reserves in accordance with GAAP are being maintained therefor;

(7)
statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by law or created in the ordinary course of business which are not delinquent or remain payable without penalty or which are being contested in good faith by appropriate actions;

(8)
Liens securing (i) the non-delinquent performance of bids, trade contracts (other than for borrowed money), leases or statutory obligations, (ii) surety bonds (excluding appeal bonds and other bonds posted in connection with court proceedings or judgments) and (iii) other non-delinquent obligations of a like nature (including those to secure health, safety and environmental obligations) in each case incurred in the ordinary course of business;

(9)
Liens created by or resulting from any litigation or other proceeding that is being contested in good faith by appropriate proceedings, including Liens arising out of judgments or awards against the Company or our Subsidiaries with respect to which we or our Subsidiaries are in good faith prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired, and Liens relating to final unappealable judgment liens which are satisfied within 60 days of the date of judgment or Liens incurred by the Company or any of our Subsidiaries for the purpose of obtaining a stay or discharge in the course of any litigation or proceeding to which we or any of our Subsidiaries is a party;

(10)
easements, rights-of-way, zoning or any other restrictions, encroachments, protrusions and other similar encumbrances on real property which in the aggregate do not materially detract from the value of such property or materially interfere with the ordinary conduct of our businesses or the businesses of our Subsidiaries, taken as a whole;

(11)	Liens securing obligations in respect of Capital Leases on assets subject to such leases, provided that such leases are not otherwise prohibited;

(12)
any Lien renewing, extending or replacing any Lien referred to above, to the extent that (a) the principal amount of the indebtedness secured by such Lien is not increased and (b) no assets encumbered by any such Lien other than the assets permitted to be encumbered immediately prior to such renewal, extension, refinance or refund are encumbered thereby; or

(13)
any other Lien on any of our or our subsidiaries’ assets or properties that secure indebtedness, liabilities and obligations of us or our subsidiaries in an aggregate amount at the time of the creation of such Lien that, together with the amount of such indebtedness, liabilities and obligations secured by other Liens pursuant to this clause at such time, does not exceed an amount equal to 15% of our Consolidated Tangible Assets (determined as of the most recently ended fiscal quarter for which financial statements are available).

Limitation on sale and leaseback transactions

The indenture provides that we will not, and will not permit any Material Subsidiary to, enter into any Sale and Leaseback Transaction covering any Principal Property owned by us or such Material Subsidiary. However, a Sale and Leaseback Transaction will not be prohibited if:

(1)	the transaction is permitted pursuant to the exception described in the last clause under “Limitation on liens;”

(2)
the proceeds of the Sale and Leaseback Transaction are at least equal to the fair value (as determined by our Board of Directors in good faith) of the Principal Property leased pursuant to such transaction and an amount equal to the greater of (i) the net proceeds of the sale or transfer and (ii) the Attributable Debt of the Principal Property sold (as determined by us) is applied within 180 days of the Sale and Leaseback Transaction to either (x) the purchase or acquisition of, or, in the case of real property, the commencement of construction on or improvement of, property or assets, or (y) the voluntary retirement or repayment (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of Funded Debt of ours (other than indebtedness subordinated to the notes) or a Material Subsidiary, for money borrowed, maturing more than 12 months after the voluntary retirement;

(3)	the lease is for a period not exceeding three years and by the end of which it is intended that the use of such Principal Property by the lessee will be discontinued; or

(4)	the lease is with us or another Material Subsidiary.
Certain definitions
The following are the meanings of terms that are important in understanding the covenants previously described:
“Attributable Debt” with regard to a Sale and Leaseback Transaction with respect to any Principal Property means, at the time of determination, the present value of the total net amount of rent required to be paid under the lease during the remaining term thereof (including any period for which the lease has been extended), discounted at the rate of interest set forth or implicit in the terms of the lease (or, if not practicable to determine the rate, the weighted average interest rate per annum borne by the notes then outstanding under the indenture) compounded semi-annually. In the case of any lease that is terminable by the lessee upon the payment of a penalty, the net amount of rent will be the lesser of (x) the net amount determined assuming termination upon the first date the lease may be terminated (in which case the net amount will also include the amount of the penalty, but will not include any rent that would be required to be paid under the lease subsequent to the first date upon which it may be so terminated) or (y) the net amount determined assuming no such termination.
“Capital Lease” means a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with generally accepted accounting principles in effect in the United States as of the date of the indenture.
“Consolidated Tangible Assets” means, as of any date, total assets (excluding treasury stock, unamortized debt discount and expense, goodwill, trademarks, trade names, patents, deferred charges and other intangible assets) of the Company and its Subsidiaries on a consolidated basis, as determined in accordance with GAAP.
“Debt” means with respect to a Person all obligations of such Person for borrowed money and all such obligations of any other Person for borrowed money guaranteed by such Person.
“Funded Debt” means, on the date of determination, any Debt maturing by its terms more than 12 months from such date (notwithstanding that any portion of such Debt is included in current liabilities), including any Debt renewable to extendible at the option of the borrower to a date later than 12 months from such date of determination.
“GAAP” means generally accepted accounting principles as in effect from time to time in the United States.
“Liens” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other similar encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person.
“Material Subsidiary” means each guarantor and any other Subsidiary of ours which owns a Principal Property.
“Person” means an individual, limited liability company, partnership, corporation, trust, unincorporated organization, association, joint venture or other entity or a government or agency or political subdivision thereof.
“Principal Property” means any manufacturing plant, warehouse, office building or parcel of real property, including fixtures but excluding leases and other contract rights which might otherwise be deemed real property, owned by us or any of our Subsidiaries, whether owned on the date of the indenture or thereafter acquired, that has a gross book value (determined in accordance with GAAP) in excess of 1.0% of the Consolidated Tangible Assets of us and our consolidated subsidiaries. Any plant, warehouse, office building or parcel of real property or portion thereof will not be a Principal Property if our board of directors in good faith determines it is not of material importance to the business conducted by us and our Subsidiaries taken as a whole.
“Sale and Leaseback Transaction” means any arrangement with any Person relating to property now owned or hereafter acquired whereby the Company or any Subsidiary transfers such property to another Person and the Company or the Subsidiary leases or rents it from such Person.
“Subsidiary” means any corporation, partnership or other legal entity (a) the accounts of which are consolidated with ours in accordance with GAAP and (b) of which, in the case of a corporation, more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by us or by one or more other subsidiaries, or by us and one or more other subsidiaries or, in the case of any partnership or other legal entity, more than 50% of the ordinary equity capital interests is, at the time, directly or indirectly owned or controlled by us or by one or more of the subsidiaries or by us and one or more of the subsidiaries.
“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.
Offer to repurchase upon a change of control triggering event
Upon the occurrence of a Change of Control Triggering Event (as defined below), unless we have given written notice with respect to a redemption of the notes as described under “Optional redemption” or “Redemption for tax reasons,” each holder of notes will have the right to require us to purchase all or a portion of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to , but excluding, the date of purchase (a “Change of Control Payment”).
Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the transaction that constitutes or may constitute the Change of Control, we will send, by first class mail, a notice to each holder of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.
On each Change of Control Payment Date, we will, to the extent lawful:

—	accept for payment all notes or portions of notes properly tendered pursuant to the applicable Change of Control Offer; and

—
deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered pursuant to the applicable Change of Control Offer; and deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.
The Change of Control Triggering Event feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed above under “Certain covenants,” the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.
We will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of such conflicts.

“Change of Control” means the occurrence of any one of the following:

(1)
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to the Company and/or one or more of its Subsidiaries;

(2)
the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Company, measured by voting power rather than number of shares;

(3)
the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or the Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of Voting Stock of the Company outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, at least a majority of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

(4)
the first day on which the majority of the members of the board of directors of the Company cease to be Continuing Directors; or the approval by the holders of the Voting Stock of the Company of any plan for the liquidation or dissolution of the Company.

“Change of Control Triggering Event” means the notes cease to be rated Investment Grade by each of the three Rating Agencies on any date during the period (the “Trigger Period”) commencing on the date of our first public announcement of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control or, if earlier, upon abandonment of the Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings downgrade). Unless at least two of the three Rating Agencies are providing a rating for the notes at the commencement of any Trigger Period, the notes will be deemed to have ceased to be rated Investment Grade by each of the three Rating Agencies during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.
“Continuing Director” means, as of any date of determination, any member of the Company’s board of directors who:

(1)	was a member of such board of directors on the date of the issuance of the notes; or

(2)
was nominated for election or elected or appointed to the Company’s board of directors with the approval of a majority of the Continuing Directors who were members of the Company’s board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Inc., and its successors.
“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); and a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch).
“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.
“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P and Fitch ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act, selected by us as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.
“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.
Events of default
The notes are subject to the following events of default:

•	default for 30 days in payment of any interest due and payable on the notes;

•	default in payment of principal of the notes when due and payable, whether at maturity or upon acceleration, redemption, required repurchase or otherwise;

•
our failure to comply with the covenant described under “Consolidation, Merger and Sale of Assets,” in the base indenture, or our failure, for 180 days after written notice to us by the trustee or holders of at least 25% in aggregate principle amount of the outstanding securities in that series to comply with the reporting requirements under the indenture;

•
default in our performance of any other covenants or agreements in respect of the indenture or the notes for 90 days after written notice is received by us from the trustee, or received by us and the trustee from the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to deposit any sinking fund payment, if any, when due, in respect of the notes;

•
the guarantee of any such guarantor is held to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the indenture) or any guarantor of the notes or any person acting on behalf of any guarantor denies or disaffirms such guarantor’s obligations under its guarantee (other than by reason of a release or termination of such guarantor from its guarantee in accordance with the terms of the indenture);

•	certain events of bankruptcy, insolvency and reorganization of us or our Significant Subsidiaries (as defined in the base indenture);

•
an event of default (i) under the terms of any indenture or instrument for borrowed money under which we or any of our subsidiaries has outstanding an aggregate principal amount of at least $60,000,000 or (ii) under the terms of our primary revolving bank facility, in each case, which event of default results in an acceleration of the payment of all or a portion of such indebtedness for money borrowed (which acceleration is not rescinded or annulled within 30 days after notice of such acceleration); and

•
the entry against the Company, any Material Subsidiary or any Significant Subsidiary (as defined in the base indenture) of one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) in excess of $60,000,000 (to the extent not covered by independent third-party insurance as to which the insurer has been notified of the claim and does not dispute coverage) and (A) enforcement proceedings are commenced by any creditor upon such judgment or order or (B) there is a period of 30 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect.

Discharge and defeasance
The discharge and defeasance provisions of the base indenture will apply to the notes. If we discharge or defease our obligations under the indenture, the Company and the Guarantors will be released from their obligations in the provisions described under the headings “Certain covenants—Limitation on liens,” “Certain covenants—Limitation on sale and leaseback transactions,” and “Offer to repurchase upon a change of control triggering event.”
Governing law
The indenture, the notes and the guarantees are governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.